

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 9, 2021

Rouven Schwarz
Trustee
The Capri Family Foundation
Arthur Rubinstein Street 3/38
6967117 Tel Aviv
Israel

    Re: OPTIBASE LTD
    Schedule TO/13E-3 filed by The Capri Family Foundation and Shlomo Wyler
    File No. 005-58473
    Filed December 1, 2021

Dear Mr. Schwarz:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Schedule TO/13E-3 filed December 1, 2021

What are the Most Significant Conditions of the Offer?, page 2

1. With a view towards improved disclosure, please advise us of the significance of the two numerical figures referenced as the "minimum condition" at the top of page 2, which appear to represent 13.4% and 16.4% of the shares outstanding, and 72.3% and 89.13% of the shares outstanding not held by Capri or Mr. Wyler.

Position of Capri Regarding the Fairness of the Transaction, page 10

2. The factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to each filing person's fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). Please revise this section to either include the factor described in clause (iv) of Instruction 2 to Item 1014 or explain why such factor was not deemed material or relevant.

Effects of the Offer, page 12, page 12

3. Please revise to provide the specific information described in Instruction 3 to Item 1013 of Regulation M-A.

Fairness Opinion, page 15

4. The second paragraph of this section indicates that the fairness opinion is subject to "the assumptions, limitations, qualifications and other conditions contained therein." Paragraph 2 of the opinion itself states that "[o]ur economic assessment intends to reflect in a fair and reasonable manner a given situation, based on known data and in respect to the basic assumptions and estimated forecasts." The sixth paragraph on page 15 indicates that MNS Consulting determined the fair value of Optibase by determining its net asset value and determined its net asset value by using the discounted cash flow method. Please disclose the estimated forecasts relied upon in conducting the discounted cash flow method. Please also disclose, and quantify where possible, the "basic assumptions" relied upon in formulating the fairness opinion and that may have been relied upon in developing the estimated forecasts.

5. The Summary of Financial Analysis section on page 15 totals four paragraphs of one page. With a view towards enhanced disclosure, please advise what consideration was given to disclosing in greater detail the information called for by Item 1015(b)(6) of Regulation M-A so that Optibase shareholders could properly evaluate the merits of MNS' financial analyses as part of their determination whether to tender at $11.20 net per share. Refer to Item 13 of Schedule TO, Item 9 of Schedule 13E-3 and Exchange Act Rule 13e-3(d).

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Perry Hindin at 202-551-3444.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions

cc: Andris Vizbaras, Esq.